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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8540 Colonnade Center Drive, Suite 401
(No. and Street)

Raleigh (City) North Carolina (State) 27615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance Baker (919) 846-2324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

cm 3/31

OATH OR AFFIRMATION

I, Lance Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY S ADAMS NOTARY PUBLIC WAKE COUNTY, N.C.

Signature

C.F.O.

Title

Notary Public my commission expires 10/10/2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HATTERAS CAPITAL DISTRIBUTORS, LLC

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Hatteras Capital Distributors, LLC

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC (the Company) as of December 31, 2008, and the related statements of operations, members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 18, 2009

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Cash	$136,165
Service Fee receivable	103,000
Total assets	$239,165
LIABILITIES	
Accounts payable	$ 2,932
Accrued expenses	39,621
Due to Hatteras Investment Partners, LLC	2,500
Distributions payable to Members	67,806
Total liabilities	112,859
MEMBERS' CAPITAL	
Members' capital	126,306
Total Members' capital	126,306
Total liabilities and Members' capital	$239,165

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

REVENUE	
Investment Service Fee	$196,576
Service Fee	643,260
Other	12,247
Total revenue	852,083
EXPENSES	
Marketing events and materials	135,903
Payroll and related expenses	31,881
Commissions	102,217
Professional fees	82,984
Regulatory fees and expenses	18,047
Insurance	5,368
Rent	3,098
Distribution and service fees	2,500
Office expense	2,192
Other expenses	87
Total expenses	384,277
NET INCOME	$467,806

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2008

Members' capital, December 31, 2007	$ 27,406
Net income	467,806
Contributions	100,000
Distributions	(468,906)
Members' capital, December 31, 2008	$ 126,306

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2008

Balance at December 31, 2007	$ 0
Increase (decrease)	0
Balance at December 31, 2008	$ 0

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash flows provided by operating activities	
Net income	$ 467,806
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in Service Fee receivable	(103,000)
Decrease in other assets	1,020
(Decrease) in accounts payable	(1,770)
Increase in accrued expenses	39,621
Increase in due to Hatteras Investment Partners, LLC	2,500
Net cash provided by operating activities	406,177
Cash flows (used in) financing activities	
Contributions from Members	100,000
Distributions paid to Members	(401,100)
Net cash (used in) financing activities	(301,100)
Net increase in cash	105,077
Cash at beginning of year	31,088
Cash at end of year	$ 136,165

See accompanying notes.

Note 1. ORGANIZATION

Hatteras Capital Distributors, LLC (the "Company") was organized on January 4, 2007 as a limited liability company under the laws of the state of North Carolina. The Company provides investment services to investors as a fully disclosed broker-dealer. The Company is regulated by the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not hold funds or securities for customers and does not perform custodial functions related to customer securities.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

B. Income Taxes

The Company is treated as a "pass-through" entity for federal and state income tax purposes, pursuant to which the Company does not pay U.S. or state income tax on its taxable income. Instead, the Members are liable for individual income tax on the Company's taxable income. The financial statements therefore do not reflect a provision for income taxes.

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The adoption of FIN 48 had no impact on the Company's financial statements. In connection with the adoption of FIN 48, the Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company files U.S. and federal state tax returns. (The 2007 through 2008 tax years generally remain subject to examination by U.S. federal and most state tax authorities.)

C. Cash

The Company maintains cash with a financial institution. At times, these balances may be in excess of federally insured limits. In the event of the financial institution's insolvency, recovery of cash balances on deposit may be limited to account insurance or other protection afforded such deposits.

D. Allocation of Income and Loss

Income or loss of the Company is allocated based on defined percentages pursuant to an agreement among the Members.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Members

The Managing Member of the Company is David B. Perkins, who conducts and manages the business of the Company. Effective February 7, 2008, the Company admitted seven additional Non-Managing Members. Total Non-Managing Members' capital equaled $1,000. Members are generally not individually liable for any debts, liabilities, contracts or obligations of the Company.

Note 3. RELATED PARTY TRANSACTIONS

The Company has entered into a Fund Servicing Agreement with Hatteras Investment Partners, LLC ("HIP"), an affiliate of the Company. Under the Fund Servicing Agreement, HIP has engaged the Company to provide services to Hatteras Multi-Strategy 3C-1, LP, Hatteras Multi-Strategy Fund, LP, Hatteras Multi-Strategy Institutional Fund, LP, Hatteras Multi-Strategy Offshore, Ltd., Hatteras Multi-Strategy TEI Fund, LP, and Hatteras Multi-Strategy TEI Institutional Fund, LP (collectively, the "Funds"). HIP serves as the General Partner and/or the Investment Manager of the Funds. As dictated by the Fund Servicing Agreement, the Company will assist with communication with the Investors in the Funds, maintenance of Fund records, and provide other various services related to the Funds' operations. As compensation for performing such services, HIP pays the Company a Service Fee at an annualized rate of 0.10% of the aggregate net assets (as defined in the Funds' offering documents) of the Funds. The Service Fee is payable monthly, in arrears, within thirty days following the end of each calendar month, and shall be calculated based on the aggregate net assets of each Fund, as of the last business day of such calendar month (before taking into account any management fees payable, directly or indirectly, by each Fund to HIP). For the year ended December 31, 2008, the Company received a Service Fee of $643,260 from HIP, of which $103,000 is due to the Company from HIP at December 31, 2008. The amount due from HIP was received by the Company on January 30, 2009.

In addition, the Company has entered into a Fee Allocation Agreement by and among Hatteras Capital Investment Partners, LLC, the General Partner of Hatteras Late Stage VC Fund I, L.P., Hatteras Capital Investment Management, LLC, the Investment Manager of Hatteras Late Stage VC Fund I, L.P., and the Company. As dictated by the Fee Allocation Agreement, the Company will act as the placement agent of, and provider of investors services to, Hatteras Late Stage VC Fund I, L.P. As compensation for performing such services, Hatteras Late Stage VC Fund I, L.P. pays the Company a quarterly Investor Service Fee of one-quarter of 0.75% of the original Committed Capital (as defined in Hatteras Late Stage VC Fund I, L.P.'s Confidential Private Placement Memorandum) of Hatteras Late Stage VC Fund I, L.P. minus the cost basis of the portfolio securities sold, distributed or written-off after the Investment Period until the final day of the Fund. The Investor Service Fee is payable in advance on the first business day of the calendar quarter. The General Partner may enter into side letter agreements with certain Investors of Hatteras Late Stage VC Fund I, L.P. that may entitle the Company to a different Investor Service Fee. At December 31, 2008, one side letter agreement had occurred and the Company receives a quarterly Investor Service Fee of one-quarter of 0.60% of that Investors original Committed Capital. For the year ended December 31, 2008, the Company received an Investor Service Fee of $196,576 from Hatteras Late Stage VC Fund I, L.P.

Note 3. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has entered into agreements with certain employees of HIP to pay such employees a one-time commission of 0.40% of the Committed Capital of investors that these employees solicited to invest in Hatteras Late Stage VC Fund I, L.P. During the year ended December 31, 2008, such commissions totaled $102,217. This amount was paid by HIP to the employees and reimbursed to HIP by the Company.

The Company has an Expense Sharing Agreement with HIP, with which it shares office facilities. Under the terms of this agreement, the Company was allocated certain expenses paid by HIP generally based on the percentage of time, space and equipment used by certain HIP employees in conducting activies related to the Company. Such expenses allocated from HIP totaled $13,946 and are included in payroll and related expenses, rent, and office expense in the accompanying statement of operations.

Note 4. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2008, the Company has net capital of $23,306, which is $15,782 in excess of its required net capital of $7,524. The Company's percentage of aggregate indebtedness to net capital is 484%.

Note 5. CONTINGENCY

The Company and all of its members are currently named as a defendant in a lawsuit brought by a former member. The former member alleges, among other things, that he was wrongly removed as a member of the Company in 2008, and that he did not consent to the addition of new members during the year. The Company believes the suit is without merit and intends to vigorously defend its position. Since the Company believes the likelihood of the former member prevailing is low, and that any remedy awarded the plaintiff would most likely involve the re-distribution of distributions previously made, no accrual has been made for any potential loss from this litigation.

Note 6. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. SUBSEQUENT EVENTS

On January 6, 2009, the Company made a non-interest bearing loan to HIP in the amount of $150,000. This non-interest bearing loan was repaid to the Company by HIP on January 27, 2009. On February 3, 2009, the Company made another non-interest bearing loan to HIP in the amount of $250,000. Such loan was repaid to the Company by HIP on February 13, 2009. As a result of these non-interest bearing loans, the Company did not meet its minimum net capital requirement under Rule 15c3-1 of the Securities Exchange Act of 1934 during the period January 6, 2009 to February 13, 2009. The net capital deficiency ranged from approximately $78,000 to $168,000.

Note 7. SUBSEQUENT EVENTS (CONTINUED)

The Company corrected the net capital deficiency by HIP repaying $250,000 of the February 3, 2009 non-interest bearing loan to the Company on February 13, 2009. In addition, the Company has implemented policies and procedures to more effectively monitor its net capital requirements.

SUPPLEMENTARY INFORMATION

HATTERAS CAPITAL DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Total Members' capital	$ 126,306
Deduct items not allowable for net capital	
Non-allowable assets – Service Fee receivable	(103,000)
Net capital	$ 23,306
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1., below)	$ 7,524
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 23,306
Minimum net capital requirement	7,524
Excess net capital	$ 15,782
Total aggregate indebtedness (total liabilities)	$ 112,859
Percentage of aggregate indebtedness to net capital	484 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above agrees with Hatteras Capital Distributors, LLC's computation of net capital and required net capital from the December 31, 2008 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA) filed on January 27, 2009.

Note 1. – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2008 is as follows:

Total liabilities	$ 112,859

See accompanying notes to financial statements and independent auditor's report

HATTERAS CAPITAL DISTRIBUTORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2008

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Hatteras Capital Distributors, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3,

See accompanying notes to financial statements and independent auditor's report

HATTERAS CAPITAL DISTRIBUTORS, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2008

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Hatteras Capital Distributors, LLC

In planning and performing our audit of the financial statements of Hatteras Capital Distributors, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. For the year ended December 31, 2008, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matter involving the control activities and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the Company's financial statements for the year ended December 31, 2008 and does not affect our report thereon dated February 18, 2009.

As disclosed in Note 7. to the financial statements, the Company failed to meet its minimum net capital requirement as required by SEC Rule 15c3-1 of the Securities Exchange Act of 1934 during the months of January and February 2009. The Company corrected the net capital deficiency by Hatteras Investment Partners, LLC repaying $250,000 of the February 3, 2009 non-interest bearing loan to the Company on February 13, 2009. In addition, the Company has implemented policies and procedures to more effectively monitor the Company's net capital requirements.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 18, 2009